RULE 424(B)(3)
                                                          REGISTRATION STATEMENT
                                                                    NO. 33-29024

PROSPECTUS

                            GENERAL ELECTRIC COMPANY

                                 800,000 SHARES

                         COMMON STOCK ($0.16 PAR VALUE)

      This Prospectus relates to the issuance of up to 800,000 shares of Common Stock (the "Common Stock") of the General Electric Company (the "Company") to non-employee directors of the Company pursuant to the Company's 1989 Stock Option Plan for Non-Employee Directors (the "Plan"). The Company's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (Telephone: (203) 373-2492).

      This Prospectus also relates to the subsequent resale of shares of the Common Stock received under the Plan from time to time by such non-employee directors (the "Selling Stockholders"). See "Selling Stockholders." The method of resale of the Common Stock offered hereby is described under the heading "Plan of Distribution." The Company will receive none of the proceeds from resales by the Selling Stockholders. The Company will pay all expenses in connection with this offering other than commissions and discounts of underwriters, dealers or agents.

      The Common Stock of the Company is listed on the New York and Boston Stock Exchanges. It is also listed on a number of foreign exchanges including the London Stock Exchange and the Paris Bourse.

      On July 11, 1997, the reported last sale price of the Common Stock on the New York Stock Exchange was $70.625 per share.

      The information contained in this Prospectus reflects the two-for-one split of the Company's Common Stock which became effective on April 28, 1997.

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                   THESE SECURITIES HAVE NOT BEEN APPROVED OR
                   DISAPPROVED BY THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
                 NOR HAS THE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                  OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

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                  The date of this Prospectus is July 14, 1997.

     The Selling Stockholders and certain broker-dealers that participate in the resale of the Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), and any commission or profit on the resale of shares received by such broker-dealers may be deemed to be underwriting commissions and discounts under the 1933 Act.

     No person has been authorized to give any information or to make any representations other than those contained in, or incorporated by reference into, this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities by anyone, in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any state, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information herein or the affairs of the Company since the date hereof.

                              AVAILABLE INFORMATION

      The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Reports, proxy statements and other information filed by the Company with the Securities and Exchange Commission (the "Commission") can be inspected and copied, at prescribed rates, during normal business hours at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C.20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission, including the Company.

      Copies of the Company's reports, proxy statements and other information can also be inspected at the New York and Boston Stock Exchanges.

      A registration statement on Form S-3 in respect of the Common Stock offered by this Prospectus (the "Registration Statement") has been filed with the Commission under the 1933 Act. This Prospectus does not contain all of the information contained in such Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Accordingly, additional information concerning the Company and such securities can be found in the Registration Statement, including various exhibits thereto, which may be inspected at the Public Reference Room of the Commission.

      This Prospectus replaces the Prospectus dated July 11, 1994. Additional updating information with respect to the Common Stock and the Plan may be provided in the future to Plan participants by means of supplements to this Prospectus. In the event supplements are used, a copy of this Prospectus will accompany any such supplement provided to new participants in the Plan and, upon request, will be provided to any existing Plan participant receiving such supplements who has misplaced or discarded his copy of the Prospectus.


                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents filed with the Commission are incorporated by reference in this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

          (3)  The Company's Current Report on Form 8-K, dated April 28, 1997;

          (4) The Company's definitive proxy statement for the Company's 1997 Annual Meeting of Share Owners; and

          (5) Information with respect to stock options (including the amounts outstanding, exercises, prices, and expiration dates), and the administration of the Plan (including the membership of the Plan committee and the number of persons eligible to participate and actually participating in the Plan), included in the future either in the Company's proxy statements or in supplements to this Prospectus.

      All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act, prior to the termination of this offering, shall be deemed to be incorporated by reference into this Prospectus.

      The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the information referred to above which has been or may be incorporated in this Prospectus by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that is incorporated herein). Requests for such copies should be directed to General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06431, Attention: Investor Communications, telephone number (203) 373-2211.

                       GENERAL INFORMATION ABOUT THE PLAN

INTRODUCTION

      The Plan was adopted by the Board of Directors of the Company on November 18, 1988, subject to share owner approval, and was approved by the share owners of the Company at the Annual Share Owners Meeting held on April 26, 1989. The Plan terminated according to its terms on April 25, 1996 (the "Termination Date"), the day following the 1996 Annual Share Owner's Meeting, except as to stock options outstanding thereunder at that time.

      The purpose of the Plan was to increase the ownership interest in the Company of non-employee directors whose services are considered essential to the Company's continued progress and to provide a further incentive to serve as a director of the Company.

     The significant features of the Plan are summarized in this Prospectus. Each director to whom a grant has been made has been furnished a copy of the Plan. The option grants contain the specific terms and conditions relating to the options. Each director optionee is referred to the Plan and his or her option grants for a complete statement of the terms and provisions of his or her options.

      The Plan was not subject to the Employee Retirement Income Security Act of 1974, as amended.


SECURITIES SUBJECT TO THE PLAN

     The total number of shares of Common Stock which may be delivered under the Plan will not exceed 800,000 shares, subject to adjustment for any changes in the Common Stock or any option granted under the Plan as a result of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, exchange of stock or other change in corporate structure. The Plan permits either treasury or authorized but unissued shares to be used. As of the Termination Date, options for a total of 654,000 shares of Common Stock had been granted under the Plan, of which options for 450,000 shares remain outstanding.

PARTICIPATION IN THE PLAN

     All directors of the Company who are not employees of the Company or an affiliate were eligible to participate in the Plan. As of the Termination Date, nine non-employee directors were participating in the Plan. Including retired directors, 20 individuals received grants of options under the Plan.

STOCK OPTIONS

     All options granted under the Plan were non-statutory options not intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

     An option to purchase 6,000 shares (giving effect to the 1994 and 1997 2-for-1 stock splits) of Common Stock was automatically granted to each non-employee director serving on the Board of Directors of the Company (the "Board") on the first New York Stock Exchange trading day immediately following approval of the Plan by share owners at the 1989 Annual Share Owners' Meeting. Thereafter, an option to purchase 6,000 shares of Common Stock was granted automatically to each non-employee director serving on the Board on the last New York Stock Exchange trading day of each January from 1990 through 1996. The purchase price for the shares subject to the options was 100% of the market value of the Common Stock on the date the options were granted, which was the closing per-share price of the Common Stock based upon its consolidated trading price as generally reported for New York Stock Exchange listed stocks, as subsequently adjusted to account for the 1994 and 1997 stock splits.

     The options become exercisable in four equal annual installments commencing on the first anniversary of the date of grant, except that the first installment of the initial grant matured and became exercisable on January 31, 1990, and each subsequent installment of such grant matured and became exercisable on the last day of each subsequent January. Each option granted under the Plan will expire no later than ten years after the grant date or sooner depending on the circumstances of the optionee's termination of service with the Board. In the event of termination of service on the Board, other than by reason of retirement, total and permanent disability or death, outstanding options may be exercised only to the extent that they were exercisable on the date of termination and shall expire three months after termination or on their stated expiration date, whichever occurs first. In the event of termination of service by reason of retirement or total and permanent disability, outstanding options will continue to mature and become exercisable, and matured installments may be exercised at any time within five years after such retirement or disability, but in no event after the expiration date of the term of the option. In the event of the death of the holder of any unexercised option either while serving on the Board or within five years after terminating Board service through retirement, all outstanding options of such holder shall become immediately exercisable by the holder's legal representative. Where death occurs while the holder is a director, unexercised options must be exercised within five years of the director's death. Where death occurs after retirement, such options must be exercised within two years after death or five years after retirement, whichever is later.

      Options are nonassignable and nontransferable and are exercisable only by the holder or the holder's guardian or legal representative. Payment for the shares under options shall be made in full in cash, stock or a combination thereof.


ADMINISTRATION

     The Plan is administered by a committee consisting of directors who are not eligible to participate in the Plan (the "Committee"). As of the date hereof, the Committee consisted of Paolo Fresco and John F. Welch. The address of each in his capacity as a member of the Committee is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

AMENDMENT OF OPTIONS

      The Board may not without share owner approval (1) change the number of shares subject to any option under the Plan, (2) change the purchase price, or
(3) materially increase the benefits accruing to participants under the Plan.

TAX ASPECTS

The following is a discussion of the Federal income tax consequences of the granting, exercise and sale of stock associated with an option. Directors who are subject to tax in other jurisdictions should consult their tax advisors as to the tax effect in such jurisdictions.

The granting of an option does not produce taxable income to the option holder or a tax deduction to the Company. Generally, upon exercise of an option, the excess of the fair market value of the Common Stock over the option exercise price is taxable to the option holder as ordinary income and deductible by the Company. The tax basis for the Common Stock acquired is such fair market value, and the holding period for the Common Stock begins on the date of exercise. Option holders who exercise during periods that they are subject to restrictions under Section 16(b) of the 1934 Act should consult their tax advisors regarding the impact of those restrictions.


                      GENERAL INFORMATION ABOUT THE COMPANY

DESCRIPTION OF THE COMMON STOCK

      The following statements are summaries of, and are subject to the detailed provisions of, the Company's Restated Certificate of Incorporation, as amended, and by-laws, as amended, and to the relevant provisions of the New York Business Corporation Law.

     Currently issued Common Stock is listed on various exchanges including the New York, Boston and London Stock Exchanges and the Paris Bourse. Certificates representing the Common Stock may be presented for registration and transferred at the office of the Common Stock registrar and transfer agent, The Bank of New York, in New York City.

     The Company currently is authorized to issue up to 4,400,000,000 shares of Common Stock, par value $0.16 per share. As of July 11, 1997, a total of 3,704,025,674 shares of Common Stock were issued, of which 166,419,291 were treasury shares. The Company also is authorized to issue up to 50,000,000 shares of preferred stock, par value $1.00 per share, in series but has not issued any of such shares. If such shares are issued, the Company's Board of Directors may fix the designation, relative rights, preferences and limitations of the shares of each series.

     Dividends may be paid on the Common Stock out of funds legally available therefor, when and if declared by the Company's Board. Holders of the Common Stock are entitled to share ratably therein and in assets available for distribution on liquidation, dissolution or winding up, subject, if preferred stock of the Company is then outstanding, to any preferential rights of such preferred stock. Each share of the Common Stock entitles the holder thereof to one vote at all meetings of share owners, and such votes are noncumulative. The Common Stock is not redeemable, has no subscription or conversion rights and does not entitle the holder thereof to any preemptive rights. In the event that at any time in the future the Common Stock is not listed on a national securities exchange or is not regularly quoted in an over-the-counter market, under Section 630 of the New York Business Corporation Law, the ten largest share owners would be liable under certain conditions for debts, wages or salaries due and not paid by the Company to any laborers, servants or employees other than contractors for services performed by them for the Company.

                                 USE OF PROCEEDS

     Proceeds to the Company from the sale of shares pursuant to the exercise of options granted under the Plan shall constitute general funds of the Company. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

     The shares offered pursuant to this Prospectus represent those shares acquired by the Selling Stockholders through exercise of options granted under the Plan.

                              PLAN OF DISTRIBUTION

      The table set forth below provides the following information as to each Selling Stockholder: material relationships with the Company or any of its predecessors or its affiliates within the past three years; number of shares of Common Stock of the Company beneficially owned as of February 7, 1997; and the number of such shares offered for the account of such Selling Stockholder pursuant hereto. No Selling Stockholder presently owns, or after the completion of this offering will own, one percent or more of the Company's outstanding Common Stock unless additional shares are purchased by such Selling Stockholder. As indicated on the cover of this Prospectus, all share information herein has been adjusted to reflect the 2-for-1 split of the Company's common stock which became effective April 28, 1997.


                                  Adjusted Number          Adjusted Number of                  Material
                                  of Shares Owned        Option Shares Received              Relationship
                                   as of 2/7/97              Pursuant to the              with the Company or
                                 excluding shares           Plan Which Option             Any Predecessors or
                                   available on             Shares Are to be               Affiliates of the
 Name of Selling                    exercise of               Offered Under                Company Over the
 Stockholder                       Plan Options              This Prospectus               Last Three Years
----------------------------------------------------------------------------------------------------------------
 D. Wayne Calloway                     4,000                     30,000                   Director since 1991
 Silas S. Cathcart                    223,796                    36,000                   Director since 1990<F1>
 Claudio X. Gonzalez                   4,800                     24,000                   Director since 1993
 Gertrude G. Michelson                 3,200                     48,000                   Director since 1976
 Roger S. Penske                       8,000                     12,000                   Director since 1994<F2>
 Barbara Scott Preiskel               10,942                     48,000                   Director since 1982
 Frank H. T. Rhodes                     800                      48,000                   Director since 1984
 Andrew C. Sigler                      8,000                     48,000                   Director since 1984
 Douglas A. Warner III                 9,200                     24,000                   Director since 1992
-----------------------------


<F1> Mr. Cathcart (who served as a director of the Company from 1972 to 1987)
     was reelected to the Board in February 1990 after serving two years as Chairman of the Board of Kidder, Peabody Group, Inc., an indirect wholly owned subsidiary of the Company.
<F2> Mr. Penske has an indirect financial interest in Penske Truck Leasing Co.,
     L.P., a limited partnership formed in 1988 between a subsidiary of Penske Corporation and a subsidiary of GE Capital Corporation (GE Capital) in order to operate a truck leasing and rental business. In 1996, the partnership repurchased, for $275 million which was loaned to the partnership by GE Capital and is currently outstanding, a portion of the 50% partnership interest held by the Penske Corporation subsidiary, reducing that interest to 21% and increasing GE Capital's interest in the partnership from 50% to 79%. In addition, the Penske Corporation subsidiary will receive annual payments, declining from $11.3 million to $9.3 million over a 10-year period, with the majority of such payments contingent upon the partnership achieving certain revenue thresholds. Consistent with its general practices for providing working capital funding for its affiliates and certain joint ventures, GE Capital has guaranteed approximately $494 million of the partnership's debt, and $79.4 million of a letter of credit reimbursement obligation of the partnership, and has provided the partnership a $2 billion revolving line of credit, under which approximately $1.3 billion was outstanding at the end of 1996, all on terms substantially equivalent to those extended to such entities.


 The shares offered hereby may be sold by the Selling Stockholders or by pledgers, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(d) an exchange distribution in accordance with the rules of such exchange; and
(e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the 1933 Act, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     Upon the Company's being notified by a Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a secondary distribution, or a purchase by a broker or dealer, a supplemental Prospectus will be filed, if required, pursuant to Rule 424(b)
(3) and (c) under the 1933 Act, disclosing (a) the name of each such broker-dealer(s), (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference into this Prospectus, as supplemented, and (f) other facts material to the transaction.

                                     EXPERTS

     The financial statements of General Electric Company and consolidated affiliates as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, appearing in General Electric Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.